SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
Amendment No. 2

Greenway Medical Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

39679B 103

(CUSIP Number)

Pamlico Capital II, L.P.

c/o Pamlico Capital

150 North College Street

Suite 2400

Charlotte, NC 28202

copy to:

C. Mark Kelly

Alston & Bird LLP

101 South Tryon Street

Suite 4000

Charlotte, NC 28280-4000

(704) 444-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 4, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

1	Name of Reporting Persons Pamlico Capital II, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) PN

1	Name of Reporting Persons Pamlico Capital GP II, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) OO

1	Name of Reporting Persons Scott B. Perper

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) IN

1	Name of Reporting Persons L. Watts Hamrick III

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) IN

1	Name of Reporting Persons Frederick W. Eubank II

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) IN

Explanatory Note: This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement on Schedule 13D initially filed with the United States Securities and Exchange Commission (the “SEC”) on March 30, 2012 (as amended by Amendment No. 1 thereto previously filed with the SEC on September 27, 2013) (the “Original Filing”) on behalf of the following persons (collectively, the “Reporting Persons”): Pamlico Capital II, L.P., a Delaware limited partnership (the “Fund”), Pamlico Capital GP II, LLC, a Delaware limited liability company (the “General Partner”), Scott B. Perper, L. Watts Hamrick III and Frederick W. Eubank II.  Information reported in the Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 2.  Capitalized terms used and not defined in this Amendment No. 2 have the meanings set forth in the Original Filing.

Item 4.  Purpose of Transaction

Item 4 is hereby amended by adding the following to the end of the Item:

Pursuant to the terms and subject to the conditions of the Agreement and Plan of Merger (the “Merger Agreement”), dated as of September 23, 2013, by and among Greenway Medical Technologies, Inc., a Delaware corporation (the “Company”), VCG Holdings, LLC, a Delaware limited liability company (“Parent”), and Crestview Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), Merger Sub commenced a tender offer (the “Offer”) on October 4, 2013 to acquire all of the outstanding shares of common stock, $0.0001 par value per share, of the Company (“Company Common Stock”) at a purchase price of $20.35 per share, without interest, net to the holder in cash (the “Offer Price”), subject to any required withholding of taxes.  Pursuant to the terms of the Tender and Support Agreement, dated September 23, 2013, by and among VCG Holdings, LLC, Crestview Acquisition Corp., and Pamlico Capital II, L.P, the Fund tendered all of its 5,294,679 shares of Company Common Stock (the “Fund Shares”) in the Offer.  The Offer expired at 12:00 midnight, New York City time, on November 1, 2013.  On November 4, 2013, Merger Sub accepted for payment all shares of Company Common Stock validly tendered and not properly withdrawn in the Offer, including the Fund Shares, in accordance with the Offer and the merger became effective.

Item 5.  Interest in Securities of the Issuer

Items 5(a) — 5(e) of the Original Filing are hereby amended and restated as follows:

(a)         As a result of the transactions described in Item 4, none of the reporting persons beneficially owns any shares of Company Common Stock as of November 4, 2013.

(b)         As a result of the transactions described in Item 4, none of the reporting persons has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of any shares of Company Common Stock as of November 4, 2013.

(c)          Except for the tender and acceptance of the Fund Shares in the Offer as described in Item 4, no transactions of securities of the Company were effected by the reporting persons during the last 60 days by any of the reporting persons.

(d)         As a result of the transactions described in Item 4, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Company Common Stock beneficially owned by any of the reporting persons.

(e)          As a result of the acceptance of the Fund Shares in the Offer, the reporting persons ceased to be the beneficial owner of more than 5% of Company Common Stock on November 4, 2013.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to include the following:

The information disclosed in Item 4 above is hereby incorporated herein by reference.

On November 4, 2013, the Reporting Persons entered into a Joint Filing Agreement in which each Reporting Person agreed to the joint filing of statements on Schedule 13D with respect to securities of the Company to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 1 and is incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits

Exhibit No.	Description of Exhibit

1.	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amended statement is true, complete and correct.

Date: November 4, 2013

Pamlico Capital II, L.P.
By: Pamlico Capital GP II, LLC, its General Partner

	By:	/s/ Scott B. Perper
Scott B. Perper
Its: Managing Member

Pamlico Capital GP II, LLC

	By:	/s/ Scott B. Perper
Scott B. Perper
Its: Managing Member

/s/ Scott B. Perper
Scott B. Perper

/s/ L. Watts Hamrick III
L. Watts Hamrick III

/s/ Frederick W. Eubank II
Frederick W. Eubank II

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
1.	Joint Filing Agreement